

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-Mail
Patrick J. Allin
Chief Executive Officer
Textura Corporation
1405 Lake Cook Road
Deerfield, IL 60015

> **Re:** **Textura Corporation**
> **Amended Confidential Draft Registration Statement on Form S-1/A**
> **Submitted February 22, 2013**
> **CIK No. 0001565337**

Dear Mr. Allin:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 6, 2013.

Prospectus Summary

Our Strategy, page 4

1.   Leadership profiles contained in your Internet website indicate that you had client activities in the United Kingdom, Eastern Europe and in the Middle East. Please tell us whether any of these prior or current agreements and activities are material to the current securities offering, and whether discussion of historical activities and difficulties is appropriate to put your disclosures regarding your global strategy in context.

2.   You state that based on your market research you believe you may be able to increase the number of industries you serve. Please expand to discuss briefly the nature and scope of the market research you performed. Similarly, please expand your disclosures referencing construction clients to provide quantitative and more specific qualitative information regarding these clients and their characteristics.

Selected Consolidated Financial Data, page 39

3.   We note that you added disclosure on page 6 to indicate you will use $8.1 million of net proceeds from this offering to repay indebtedness. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both

the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

4.   The use of the term "high visibility of reported revenue" does not appear to provide meaningful insight into the registrant's financial condition. Please revise to explain with specificity the meaning of the term "high visibility of reported revenue."

5.   Please further expand the disclosures made in response to prior comment 21, to include quantitative data buttressing disclosures regarding the predictability of the aggregate number of new projects being managed on your platform.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 48

6.   You indicate in your response to prior comment 26 that you believe fair value disclosures are more applicable to this section of the prospectus. Please note that the intent of the last sentence of prior comment 26 was to request disclosure of the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the fair value (i.e., rather than exercise price) of the options outstanding as of the most recent balance sheet date included in the registration statement. Accordingly, please consider providing this disclosure as requested in prior comment 26.

Audited Financial Statements of Textura Corporation

Note 3. Acquisitions, page F-16

7.   We note your revised disclosures in response to prior comment 41. Please revise to disclose that you have an 85% voting equity interest in Submittal Exchange. See ASC 805-10-50-2.

8.   You state in your response to prior comment 43 that the acquisitions have been fully integrated into your financial reporting systems and the earnings resulting from the acquisitions since their respective acquisition dates cannot be calculated without unreasonable effort. Please revise to disclose this information. In this regard we note that ASC 805-10-50-2(h) indicates that if disclosure of any of the information required by (h) is impracticable, the acquirer shall disclose that fact and explain why the disclosure is impracticable.

Note 18. Subsequent Event, page F-34

9.   Your disclosure on page F-25 indicates that the preferred stock is eligible for redemption at the option of the holder in October 2014. However, we note your disclosure on page F-34 indicates that you received notice waiving the stockholder's right to require the Company to redeem the stock until October 2014. It is unclear to us based on your current disclosure whether the preferred stock is redeemable at some future time or whether all redemption rights have been waived. Please clarify whether the preferred stock is redeemable and if so when the holder may redeem.

Unaudited Financial Statements of Textura Corporation

Note 10. Subsequent Events, page F-49

10.   We note that the company acquired certain assets and assumed certain liabilities of PlanSwift on January 31, 2013 for a total estimated purchase price of $10 million. Please provide us with your analysis in determining whether or not the acquired entity represents a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X or SAB 80.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief-Legal

cc: Via E-Mail
        Franco Turrinelli, Textura Corporation
        David A. Schuette, Esq., Mayer Brown LLP